UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SIX MONTHS ENDED JUNE 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Plan Number: 007

Plan Sponsor EIN: 06-0383860

Contents
CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

CONTENTS

Page

Report of Independent Registered Public Accounting Firm – June 30, 2013	1

Report of Independent Registered Public Accounting Firm – December 31, 2012	2

Statements of net assets available for plan benefits	3

Statement of changes in net assets available for plan benefits	4

Notes to financial statements	5-13

Supplemental schedules *:

Schedule H-Line 4(a) - Schedule of delinquent participant contributions	14

Schedule H-Line 4(j) - Schedule of reportable transactions for the six months ended June 30, 2013	15

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

Contents

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee – UIL Holdings Corporation
Connecticut Natural Gas Corporation Employee Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Employee Savings Plan (the Plan) as of June 30, 2013, and the related statement of changes in net assets available for plan benefits for the six months then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013, and the changes in its net assets available for Plan benefits for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements.  The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records or other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

December 20, 2013
Shelton, Connecticut

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Connecticut Natural Gas Corporation Employee Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Employee Savings Plan (the Plan) as of December 31, 2012.  The statement of net assets available for plan benefits is the responsibility of the Plan's management.  Our responsibility is to express an opinion on the statement of net assets available for plan benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the statement of net assets available for plan benefits of Connecticut Natural Gas Corporation Employee Savings Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Newman & Noyes
Portland, Maine	Limited Liability Company
June 26, 2013

Baker Newman & Noyes, LLC

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of June 30,	As of December 31,
	2013	2012

Assets
Investments, at fair value
Registered investment companies	$-	$23,127,282
Stable value fund	-	7,181,450
UIL Holdings Corporation common stock	-	3,350
Total investments	-	30,312,082

Receivables:
Notes receivable from participants	-	287,594
Contributions	-	11,394
Total receivables	-	298,988

Net assets reflecting all investments at fair value	-	30,611,070

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(120,044)

Net assets available for plan benefits	$-	$30,491,026

The accompanying notes are an integral part of the financial statements.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Six Months Ended June 30, 2013

Additions
Investment income:
Interest and dividend income	$68,743
Net appreciation in fair value	2,210,301
2,279,044

Interest income on notes receivable from participants	6,080

Contributions:
Employer contributions	166,311
Employee contributions	427,657
Transfers from other qualified plans	414,185
1,008,153

Total additions	3,293,277

Deductions
Payment of benefits	2,005,893
Transfers to other qualified plans	31,778,410
Total deductions	33,784,303

Net decrease	(30,491,026)
Net assets available for plan benefits:
Beginning of period	30,491,026
End of period	$-

The accompanying notes are an integral part of the financial statements.

Contents
CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

1.	Description of Plan:

The following brief description  provides general information of the Connecticut Natural Gas Corporation Employee Savings Plan (the "Plan"), sponsored by the Connecticut Natural Gas Corporation (the "Company"), whose parent company, CTG Resources Inc., is a wholly owned subsidiary of UIL Holdings Corporation ("UIL Holdings").  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan termination:

Effective July 1, 2013, the Plan was merged into The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan, which has similar type investment options.  All distributions related to the Plan merger were completed as of June 30, 2013.

General:

The Plan was a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the "IRC"). Non-union employees were eligible to participate in the Plan in the first payroll period that began on or after the first day of the month following their date of employment and upon attaining age 21.

The purpose of the Plan was to provide eligible employees with an opportunity and incentive to save for their retirement. The Plan was administered by the Benefits Administration Committee of UIL Holdings.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Contributions:

Participant:  Eligible employees may have contributed up to 50% of eligible compensation on a pre-tax basis and up to 10% of eligible pay on an after-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.  Those that did not elect to participate were treated as having authorized a payroll deduction of 3% of eligible pay on a pre-tax basis, unless the eligible employee affirmatively elected not to participate.

Employer:  The matching contribution for participants who attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year was 75% of the first 6% of employee compensation deferred. The matching contribution for all other participants was 50% of the first 6% of employee compensation deferred. The maximum match was 4.5% or 3% depending upon the respective years of service or age categories noted above.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Effective April 1, 2012, participants may have directed up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Common Stock Fund.

Plan participants directed their contributions among various investment options in 1% increments, and they may have elected to change their investment options at any time.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who had made the maximum amount of contributions permitted for the Plan year could have made an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code (the "Code"). The maximum additional contribution was $5,500 in 2013 and 2012.

Forfeitures:

Forfeitures of nonvested accounts may have been used to reduce future Company matching contributions.  During the six months ended June 30, 2013, there were no forfeitures used to reduce the Company's matching contributions.  During the year ended December 31, 2012, $11,117 in forfeitures were used to reduce the Company's matching contributions.

Vesting:

Participants were fully vested in the total value of all accounts, excluding Company matching contributions upon entering the Plan.  Vesting in the Company's contributions was based on years of continuous service.  The Company contribution account balance was vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
At least one year, but less than two years	20%
at least two years, but less than three years	40%
at least three years, but less than four years	60%
at least four years, but less than five years	80%
five or more years	100%

Upon the participant's termination of service, any and all unvested amounts of such participant's company contribution account balance were forfeited.

Notes receivable from participants:

Participants may have borrowed from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of one-half of the participant's vested account balance or

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

$50,000 less the highest outstanding loan balance in the prior twelve months.  Loan terms ranged from 1 to 5 years except in the case of the purchase of a primary residence, which may not have exceeded 15 years.

The loans were secured by the balance in the participant's account and bore interest at rates which were equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan was issued plus 1%. Principal and interest was paid ratably through payroll deductions.  If a participant's employment terminated for any reason, the loan became immediately due and payable and must have been paid within 90 days from the date of termination or it would have been considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant received a lump sum equal to the value of the participant's vested interest in the participant's account.  Benefit payments before termination of service were permitted under certain circumstances consistent with Plan qualification requirements.

Transfers from other qualified plans:

The transfers from other qualified plans represent a transfer from CNG's Union Employee Savings Plan.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan's investments were stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of investments were recorded on a trade-date basis.  Interest income was accrued when earned.  Dividend income was recorded on the ex-dividend date.  Participants could have purchased or redeemed shares or units on a daily basis in any of the Plan's funds based on the funds' reported net asset value per share or common stock quoted market price.

Notes receivable from participants:

Notes receivable from participants were measured at the notes' unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees were charged to the Plan and reduced participant investment returns.  Substantially all other expenses were paid by the Company.

Payment of benefits:

Benefits were recorded when paid.

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Level  2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level  3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan used appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measured fair value using Level 1 inputs because they generally provided the most reliable evidence of fair value.  Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies' trade on an active market and are valued at net asset value.

UIL Holdings Corporation common stock – The shares of UIL Holdings Corporation common stock trade on an active market and are valued at quoted market prices.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may have produced a fair value that may not have been indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

For the six months from January 1, 2013 to June 30, 2013, the Plan's investments were classified as Level 1 and Level 2 within the fair value hierarchy.  The following table sets forth the Plan's investments as of December 31, 2012 that are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits:

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

	December 31, 2012
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
UIL Holdings Corporation common stock	$3,350	$3,350	$-	$-
Registered investment companies:
Target date funds	$7,781,655	$7,781,655	$-	$-
Bond funds	1,263,009	1,263,009	-	-
Growth funds	5,759,874	5,759,874	-	-
Value funds	3,999,469	3,999,469	-	-
Blend funds	4,322,198	4,322,198	-	-
Money market fund	1,077	1,077	-	-
	$23,127,282	$23,127,282	$-	$-
Stable value fund:
Stable asset income fund	$7,181,450	$-	$7,181,450	$-

Total	$30,312,082	$23,130,632	$7,181,450	$-

4.	Investments:

There were no individual assets that represent 5 percent or more of the Plan's net assets as of June 30, 2013.

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2012:

December 31,
2012
Fidelity Diversified International Fund	$2,472,530
T. Rowe Price Retirement 2020 Fund	$1,905,043
T. Rowe Price Retirement 2025 Fund	$1,907,727
T. Rowe Price Retirement 2030 Fund	$1,860,726
Vanguard Explorer Fund, ADM	$4,254,975
JPMCB Stable Asset Income Fund	$7,181,450
T. Rowe Price Equity Income Fund	$3,326,131

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

During the six months from January 1, 2013 to June 30, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,210,301, net, as follows:

Registered investment companies and common stock	$2,165,173
Stable value fund	45,128
$2,210,301

Stable Value Fund – Stable Asset Income Fund:

The objective of the collective trust fund constituting the stable value fund is to seek the preservation of principal, while providing current income and liquidity. The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments. The fund also may invest in synthetic guaranteed investment contracts (GICs) and similar products. The fund invests in other commingled pension trust funds established, operated and maintained by JPMorgan Chase Bank.

The collective trust fund was fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value was reflected over time through the crediting rate. Contract value represented contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio had unrealized and/or realized gains/losses, an adjustment was made when reconciling from fair value to contract value.  As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012, the Fund's year end, was 1.35%.  The average yield credited to participant accounts for this fund at August 31, 2012 was 2.02%.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract's interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the "Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts".  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s).

5.	Related party transactions:

Certain Plan investments were shares of registered investment companies which were managed by T. Rowe Price Retirement Plan Services, the trustee of the Plan, as well as shares of UIL Holdings Corporation common stock.  These transactions qualified as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these transactions were exempt from the prohibited transaction rules of ERISA.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 15, 2013, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan had subsequently been amended since receiving the determination letter.  However, the Company believes the Plan was designed and was being operated in compliance with the applicable requirements of the IRC.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Management evaluated the Plan's tax positions and concluded that as of June 30, 2013 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for the years before 2010.

7.	Risks and uncertainties:

The Plan invested in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	June 30,	December 31,
	2013	2012
Net assets available for plan benefits per the financial statements	$-	$30,491,026
Adjustment from contract value to fair value	-	120,044
Net assets available for plan benefits per the Form 5500	$-	$30,611,070

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements to the Form 5500:

Six Months Ended
June 30, 2013
Net decrease in net assets available for plan benefits per the financial statements	$(30,491,026)
Prior year adjustment from contract value to fair value	(120,044)
Net decrease in net assets available for plan benefits per the Form 5500	$(30,611,070)

9.	Nonexempt transactions:

During the six months ended June 30, 2013 as well as during 2012, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to T. Rowe Price within six business days after the end of a payroll period.  However, for two periods during the six months ended June 30, 2013, and six periods during 2012, the Company's remittance of employee contributions and participant loan

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

repayments to T. Rowe Price in the amounts of $40,703 and $8,478, respectively, were not made within six business days due to extenuating circumstances.  While employee contributions and participant loan repayments relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company's demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 007
Plan Sponsor EIN: 06-0383860

As of June 30, 2013

Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

	Participant	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
	Contributions				Corrected Under
	Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
	to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51

*	$49,181	$49,181	$-	$-	$-

*	Includes Late Participant Loan Repayments.

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CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

SCHEDULE H
SCHEDULE OF REPORTABLE TRANSACTIONS

Plan Number: 007
Plan Sponsor EIN: 06-0383860

Six Months Ended June 30, 2013

Attachment to Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Description of Assets				Current Value
Identity of	(Include Interest Rate and	Purchase	Sales	Cost	of Asset on
Party Involved	Maturity in Case of Loan)	Price	Price	of Asset	Transaction Date	Net Gain

Category (iii) - Series of transactions in excess of 5% of Plan Assets
* T. Rowe Price	T. Rowe Price Retirement 2025 Fund	$-	$2,256,009	$1,808,088	$2,256,009	$447,921
* T. Rowe Price	T. Rowe Price Retirement 2030 Fund	$-	$2,029,670	$1,607,267	$2,029,670	$422,403
* T. Rowe Price	T. Rowe Price Growth Stock Fund	$-	$1,706,421	$1,280,271	$1,706,421	$426,150
* T. Rowe Price	T. Rowe Price Equity Income Fund	$-	$3,595,833	$2,742,269	$3,595,833	$853,564
The Vanguard Group	Vanguard Explorer Fund, ADM	$-	$4,525,311	$3,476,613	$4,525,311	$1,048,698
The Vanguard Group	Vanguard Institutional Index Fund	$-	$1,579,057	$1,244,259	$1,579,057	$334,798
JPMorgan Chase Bank	JPMCB Stable Asset Income Fund	$-	$6,930,443	$6,672,098	$6,930,443	$258,345
Fidelity	Fidelity Diversified International Fund	$-	$2,593,787	$2,477,136	$2,593,787	$116,651

There were no category (i), (ii) or (iv) transactions.  "Lease Expense" (e) and "Expense Incurred with Transaction" (f) columns were not applicable.

* Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

Date:	December 20, 2013	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

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Index to Exhibits

Exhibit No.	Description
23.1	Consent of Dworken, Hillman, LaMorte & Sterczala
23.2	Consent of Baker Newman Noyes